Consent of the Independent Registered Public Accounting Firm

We hereby consent to the inclusion in the Registration Statement on Form F-40 of our report dated March 30, 2020, with respect to the consolidated financial statements of Excellon Resources Inc. for the years ended December 31, 2019 and 2018, which appears in Exhibit 99.9 of this Form F-40.

We hereby consent to the inclusion in the Registration Statement on Form F-40 of our report dated March 20, 2019, with respect to the consolidated financial statements of Excellon Resources Inc. for the years ended December 31, 2018 and 2017, which appears in Exhibit 99.1 of this Form F-40.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada

September 4, 2020